UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
            (Amendment No. 2                    )



Name of Issuer: Franklin Electric Co., Inc.

Title of Class of Securities: Common

Cusip Number: 353514102

Name,  Address and Telephone Number of Person authorized  to
receive  notices and communications:   Kenneth  E.  Leopold,
Associate  General Counsel, c/o Neuberger Berman, 605  Third
Avenue, NY, NY 10158

Date  of  Event   which requires Filing  of this  statement:
December 5, 2000

If  the  filing person has previously filed a  statement  on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        SCHEDULE 13 D

CUSIP NO.  353514102

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     296,160

8.Shared voting power
     0

9.Sole dispositive power
     296,160

10. Shared dispositive power
     80,986

11.  Aggregate  amount beneficially owned by each  reporting person
     377,146
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     6.79%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "shares") of Franklin Electric Co., Inc. (the "Company"). The Address of the principal executive offices of the company is 400 East
Spring Street, Bluffton, Indiana 46714.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz

B) The business address of Marvin Schwartz is: c/o Neuberger
Berman,  LLC, 605 Third Avenue, New York, New  York   10158-
3698.

C) Marvin Schwartz is a Managing Director of Neuberger Berman, LLC, a limited liability company organized under the laws of the State of Delaware. Neuberger Berman, LLC is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Managing Director of Neuberger Berman, LLC. The shares are held individually by Mr. Schwartz and others. The firm of Neuberger Berman, LLC has no voting or dispositive power regarding these shares.

D)  During the last five years Marvin Schwartz has not  been
convicted   in  a  criminal  proceeding(excluding    traffic
violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activited subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin  Schwartz  now owns 296,160 shares for  his  personal
account.   Since the transactions reported in Mr. Schwartz's
Schedule 13D of 9/24/93.

In addition, Marvin Schwartz beneficially owns 80,986 shares as follows:


80,986 shares are held in street name as a part of several accounts for the benefit of Marvin Schwartz's family. Marvin Schwartz is a beneficial owner of these 80,986 shares based on his discretionary and shared dispositive power over these accounts.



ITEM 4 Purpose of Transaction

Marvin Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 377,146 shares which represents 6.79% of the 5,553,567 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 296,160 shares and has shared dispositive power with regard to 80,986 shares. Marvin Schwartz has sole voting power with regard to 296,160 shares and has shared voting power with regard to 0 shares.

C)  During  the  60 surrounding the event  triggering   this
filing, Marvin Schwartz effected 2 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date          B/S       Shares         Price

     12/05/00       S         2,500          67.24
     12/07/00       S         1,900          65.1118

In addition, Mr. Schwartz made the following gifts of FELE:

     08/11/99  10,000 shares  *see footnote
     12/31/99  10,000    Shares    *see footnote

*On 8/11/99 and 12/31/99 Mr. Schwartz gifted a total of 20,000 shares of FELE to the Jewish Communal Fund a charitable organization.


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
                                   Marvin Schwartz